June 10, 2016

Jennifer Gowetski

Senior Counsel, Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Global Medical REIT Inc. Amendment No. 1 to Registration Statement on Form S-11 Filed May 20, 2016 File No. 333-210566

Ladies and Gentlemen:

Set forth below are the responses of Global Medical REIT Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 8, 2016, with respect to Amendment No. 1 to Registration Statement on Form S-11, File No. 333-210566, filed with the Commission on May 20, 2016 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 1 to Registration Statement on Form S-11 unless otherwise specified.

Prospectus Cover Page

1.	We note your statement that the last reported sale price of your common stock on the OTC may not be indicative of the public offering price of your common stock in this offering or the market price for your common stock on the NYSE. We further note the blanks regarding price. Please more specifically explain to us with a view toward disclosure how the last reported sale price of your common stock on the OTC may not be indicative of the public offering price of your common stock in this offering.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure on the cover page of the Registration Statement to add additional information regarding the most recent trading activity of our common stock on the OTC.

Selected Case Studies, page 11

2.	We note your response to prior comment 7 that you “included additional detail regarding [your] properties... in order to provide investors with examples of strategies [you] intend to pursue with other properties in the future.” Please revise to clarify whether you have pursued a similar strategy with all your facilities and more specifically explain why you have chosen to include these two facilities in your summary. To the extent that your strategy in acquiring your other facilities differs from these case studies, please briefly revise your disclosure to describe any differences in strategy or facilities.

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit that the case studies included in this section are representative of and consistent with our acquisition strategies, as described on page 2 of the Registration Statement under the caption “Our Objectives and Growth Strategy.” Specifically, the referenced facilities are state-of-the-art, licensed medical facilities leased to local market leading medical providers under long-term triple net leases. Accordingly, we believe that the current presentation of the selected case studies in the Registration Statement is appropriate as examples of our acquisition strategies that we intend to pursue in the future.

Securities and Exchange Commission June 10, 2016 Page 2

Summary Risk Factors, page 15

3.	We note your response to prior comment 8 and the revised disclosure on page 26. Please revise your disclosure on pages 15 and 26 to identify the tenant-operators that each represent more than 10% of your revenues and clarify, if true, that over 80% of your revenues result from five tenant-operators.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure on page 27 to identify the tenant-operators that each represent more than 10% of our revenues. We have also revised the disclosure to clarify that as of March 31, 2016 over 95% of our revenues resulted from five tenant-operators.

Formation of our Company and Recent Structural Changes, page 16

4.	We note you are in the process of contributing your healthcare facilities to the operating partnership. Please revise to clarify whether such process will be completed prior to this offering.

RESPONSE:

We acknowledge the Staff’s comment and advise the Staff that we expect to have all of our healthcare facilities contributed to the Operating Partnership prior to the completion of this offering. We have revised the disclosure on page 17 and page 64 of the Registration Statement accordingly.

Note (2) Property Acquisitions Included in Pro Forma Financial Statements, page F-5

5.	We note your response to prior comment 21. We will review the audited financial statements for the lessee/guarantor of the Plano facility once available.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure on pages F-83 through F-100 of the Registration Statement to include the audited financial statements of Star Medical Center, LLC, the lessee/guarantor of the Plano facility, for the periods required by Rules 8-02 and 8-03 of Regulation S-X.

6.	It appears that there are two lessees and one guarantor of the West Mifflin Facility that are operated under triple net leases. Please explain why you believe that guarantor financial statements or lessee financial statements are not required when there is an asset concentration of greater than 20%. Also, tell us how you considered the requirements of Rule 8-06 of Regulation S-X in relation to this acquisition. It appears that a minimum that Rule 8-06 financial statements would be required.

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit the response below as discussed during a telephone call earlier today among members of the Company’s management team, a representative from Malone Bailey LLP, the Company’s registered independent public accounting firm, and representatives from Vinson & Elkins L.L.P., the Company’s counsel. The below response relates to the Staff’s comment regarding whether the guarantor financial statements at its West Mifflin facility should be included in the Registration Statement based on a technical application of Section 2340 of the Staff’s financial reporting manual for triple net leased properties that are significant. The Company believes that such financial statements are not material and not meaningful to a potential investor’s investment decision with respect to the Company common stock in the initial public offering (the “IPO”) and respectfully requests that the Staff grant the Company relief from the technical requirement under Section 2340 that the Company include such financial statements in the Registration Statement.

The Company also respectfully advises the Staff that, as discussed further below, Rule 8-06 financial statements are not required because the West Mifflin property was owner-occupied prior to the Company’s acquisition of the property and had no prior rental history; therefore, there were no historical real estate operations.

Background and Facts

The West Mifflin facility consists of two properties, an ophthalmology surgery center and a medical building. The Company purchased these properties on September 25, 2015, for an aggregate purchase price of $11.35 million. Prior to the Company’s acquisition of the properties, the properties were owner-occupied and did not have any previous rental history. Upon the Company’s acquisition of the properties, the Company entered into separate triple net leases with the operators of the two properties, one lease of the ophthalmology surgery center to Associates Surgery Center (“ASC”) and a separate lease of the medical building to Associates in Ophthalmology (“AIO”). As discussed during our telephone call, AIO guarantees the lease of ASC; therefore, AIO is the obligor, either as tenant or guarantor, with respect to both leases.

At the time the Company purchased the West Mifflin properties on September 25, 2015, the most recent available balance sheet of the Company was the June 30, 2015 balance sheet. The total assets of the Company reflected on the June 30, 2015 balance sheet was $24.3 million. Accordingly, the aggregate purchase price for the two facilities at West Mifflin represented approximately 47% of the total assets of the Company as of June 30, 2015, in excess of the 20% significance threshold set forth in Section 2340 of the Staff’s financial reporting manual, which requires that registrants file audited historical financial statements of tenants (or guarantors of tenants) that lease registrant’s significant properties under triple net leases.

The Company has not filed the audited historical financial statements for AOI, because it believes these financial statements are not meaningful to investors in the IPO, obtaining them would create a significant hardship for the Company and would delay the IPO significantly.

AOI Financial Statements Not Material

While the West Mifflin properties exceeded the 20% significance threshold based on the Company’s June 30, 2015, balance sheet, the West Mifflin properties quickly fell below 20% of the Company’s total assets after the Company acquired the properties. When tested against the Company’s balance sheet as of December 31, 2015, just 95 days after the West Mifflin acquisition, the properties accounted for only 17% of the Company’s total assets. When tested against the Company’s balance sheet as of March 31, 2016, the West Mifflin properties accounted for only 12% of the Company’s total assets. Moreover, the AOI financial statements that would be required by Section 2340 – for the fiscal year ended December 31, 2014 and the six months ended June 30, 2015, have grown stale.

West Mifflin Tenants Performing Well and Operations Included in Company Historical and Pro Forma Financial Statements

Since the Company acquired the West Mifflin properties and entered into the leases with the two tenants at these properties, the tenants have performed well, making rent payments in full and on time each month. There have been no tenant defaults under the leases, and the Company is not aware of any pending defaults.

The West Mifflin operations are included in the Company’s fourth quarter 2015 audited financial statements and its first quarter 2016 unaudited financial statements and are included in the Company’s pro forma income statement for the full year ended December 31, 2015, all of which are included in the Registration Statement; therefore, investors are able to assess the impact of the West Mifflin properties on the Company’s operations.

Conclusion

For all of the reasons described above, the Company believes that the AOI financial statements required by Section 2340 are not material and not meaningful to a potential investor’s investment decision with respect to the Company common stock in the IPO. Moreover, obtaining the AOI audited financial statements would be time-consuming and costly and would delay the Company’s ability to commence its IPO by approximately two months, which would be materially harmful to the Company given its immediate need for capital to complete the acquisitions it has under contract, under non-binding letter of intent and in its investment pipeline. Accordingly, the Company respectfully requests that the Staff grant the Company relief from the technical requirement under Section 2340 that the Company include the AOI historical financial statements.

Securities and Exchange Commission June 10, 2016 Page 3

Item 36. Financial Statements and Exhibits, page II-3

7.	We note your response to prior comment 2 that “[t]his support was prepared specifically for us in connection with this offering.” Please revise your disclosure to identify the third party and include the third party’s consent as an exhibit to the registration statement, as required by Section 7 of the Securities Act. Refer to Rule 436 of the Securities Act.

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit that no consent is required as an exhibit to the Registration Statement, as required by Section 7 of the Securities Act. Though, as previously indicated to the Staff, the support was prepared specifically for us in connection with this offering, such support was not based on any report or opinion of an expert or counsel prepared by any third party. Alternatively, Wunderlich Securities, Inc., the underwriter for this offering, gathered the information supporting the statement based on a review of public filings and without the use of any subscription services. A few examples of such statements are located on page 99 of Care Capital Properties, Inc.’s Form 10-K for the year ended December 31, 2015, page F-35 of CareTrust REIT, Inc.’s Form 10-K for the year ended December 31, 2015, pages 89-101 of Community Healthcare Trust Incorporated’s prospectus dated May 20th, 2015 and page 93 Healthcare Trust of America, Inc.’s Form 10-K for the year ended December 31, 2015.

Form 10-K filed on March 21, 2016

8.	Please amend your 10-K to comply with Rule 8-02 of Regulation S-X or tell us why this is not necessary.

RESPONSE:

We acknowledge the Staff’s comment and hereby undertake to amend our 10-K to comply with Rule 8-02 of Regulation S-X.

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Securities and Exchange Commission June 10, 2016 Page 4

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Daniel M. LeBey of Vinson & Elkins L.L.P. at (804) 327-6310.

Very truly yours,

GLOBAL MEDICAL REIT INC.

By:	/s/ David A. Young
Name:	David A. Young
Title:	Chief Executive Officer

Enclosures